Exhibit 21.1

Ultra Clean Holdings, Inc.
List of Subsidiaries

1.	Ultra Clean Technology Systems and Service, Inc. (a California corporation)

2.	Ultra Clean International Holding Company (a Cayman Islands corporation)

3.	Ultra Clean Technology (Shanghai) Co., LTD (a Chinese corporation)

4.	UCT Sieger Engineering LLC (a Delaware corporation)